UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-42885

Agroz Inc.

(Translation of registrant’s name into English)

No. 2, Lorong Teknologi 3/4A, Taman Sains Selangor, Kota Damansara,

47810 Petaling Jaya, Selangor, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Nasdaq Notice Regarding Form 20-F Filing Delinquency

On May 18, 2026, Agroz Inc. (the “Company”) received a notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, because the Company has not yet filed its Form 20-F for the year ended December 31, 2025 (the “Form 20-F”), the Company no longer complies with Nasdaq Listing Rule 5250(c)(1).

Under the Notice, the Company has 60 calendar days to submit a plan to regain compliance (“Plan”), or July 17, 2026. If Nasdaq accepts the Plan, Nasdaq may grant an exception of up to 180 calendar days from the Form 20-F’s due date, or until November 11, 2026, for the Company to regain compliance.

If Nasdaq does not accept the Plan, the Company may appeal the decision to a Hearings Panel. The Notice also requires the Company to make a public announcement disclosing receipt of the Notice as promptly as possible and no later than four (4) business days after receipt; to include in that announcement the continued listing criteria that the Company does not meet and a description of each specific basis and concern identified by Nasdaq; and to submit the announcement to Nasdaq’s MarketWatch Department within the timing prescribed in the Notice. If the Company fails to make the required announcement, trading in the Company’s securities will be halted.

Nasdaq stated that, beginning five business days from the date of the Notice, the Company will be included on Nasdaq’s list of non-compliant companies posted on its website. Nasdaq also stated that an indicator reflecting the Company’s non-compliance will be broadcast over Nasdaq’s market data dissemination network and made available to third-party market data providers.

The Company will proceed to preparing the Plan. However, the Company cannot assure that Nasdaq will accept the Plan, that Nasdaq will grant an exception to the Company’s non-compliance, or that the Company will regain compliance within any exception period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunder.

Agroz Inc.

By:	/s/ Gerard Kim Meng Lim
Gerard Kim Meng Lim Chief Executive Officer

Date: May 19, 2026

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